ATCO
GROUP

RECEIVED *Corporate Office*

2007 OCT 16 A 10:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 04, 2007

07027177

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 04, 2007 for symbol ACO.X
- Corporation's Form 1, filed October 03, 2007 for symbol ACO.Y
- Corporation's Form 1, filed October 03, 2007 for symbol ACO.PR.A
- Insider Report, filed October 03, 2007 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

B PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

dw10/16

Encl.

ATCO 60 years 2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	51,091,196	As at :	09/01/2007
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	4,000		
Other Issuances and Cancellations	-103,300		
Issued & Outstanding Closing Balance :	50,991,896		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,287,800** As at : 09/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2007	N		4,000		

Filer's comment
Reserve = 3,009,600 Available = 1,725,800

Totals		0	4,000	0	0

Stock Options Outstanding Closing Balance: **1,283,800** As at : 09/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2007	Issuer Bid	-103,500
09/30/2007	Conversion (General)	200
Totals		-103,300

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/04/2007
Last Updated:	10/03/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	6,934,968	As at :	09/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-200		
Issued & Outstanding Closing Balance :	6,934,768		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2007	Conversion (General)	-200
Totals		-200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2007
Last Updated:	10/03/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2007
Last Updated:	10/03/2007

Insider transaction detail - View details for insider

2007-10-03 18:43 ET

FILE NO. 82-34745

Transactions sorted by : Insider
Insider company name : atco (Starts with)
Filing date range : October 3, 2007 - October 3, 2007

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 1053917	2007-09-07	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	55.8500	30,000						
A 1053929	2007-09-07	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-30,000		0						
O 1053917	2007-09-12	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	55.8500							
O 1053929	2007-09-12	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-30,000								
1053932	2007-09-14	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	56.1400	25,000						
1053935	2007-09-14	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						
1053937	2007-09-25	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+23,500	57.8300	23,500						
1053940	2007-09-25	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-23,500		0						
1053943	2007-09-28	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	59.9500	25,000						
1053946	2007-09-28	2007-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						

END